UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2010
GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.
(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor
Bosques de las Lomas
05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F x	Form 40-F ____
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____	No x
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone Group Susan Borinelli (646) 330-5907 sborinelli@breakstone-group.com

ASUR Announces Total Passenger Traffic for
April 2010 Down 0.9% Year over Year

Mexico City, May 4, 2010 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), today announced that total passenger traffic for April 2010 decreased by 0.9% when compared to April 2009.

This announcement reflects comparisons between April 1 through April 30, 2010 and 2009. Transit and general aviation passengers are excluded. It is important to note that Easter and Holy weeks during 2009 were in April, while in 2010 Holy week took place the last week of March and Easter week at the beginning of April.

Domestic
Airport	April 2009	April 2010	% Change *
Cancún	266,201	273,530	2.8
Cozumel	5,703	4,097	(28.2)
Huatulco	30,197	26,868	(11.0)
Mérida	77,803	85,125	9.4
Minatitlán	10,723	10,605	(1.1)
Oaxaca	39,300	32,865	(16.4)
Tapachula	18,554	15,121	(18.5)
Veracruz	63,987	65,654	2.6
Villahermosa	59,041	55,683	(5.7)
Total Domestic	571,509	569,548	(0.3)

International
Airport	April 2009	April 2010	% Change *
Cancún	894,104	881,612	(1.4)
Cozumel	41,044	40,414	(1.5)
Huatulco	5,932	7,348	23.9
Mérida	8,423	8,184	(2.8)
Minatitlán	333	433	30.0
Oaxaca	4,826	4,014	(16.8)
Tapachula	387	405	4.7
Veracruz	5,290	5,943	12.3
Villahermosa	3,643	3,980	9.3
Total International	963,982	952,333	(1.2)

ASUR Page 1 of 2

Total
Airport	April 2009	April 2010	% Change *
Cancún	1,160,305	1,155,142	(0.4)
Cozumel	46,747	44,511	(4.8)
Huatulco	36,129	34,216	(5.3)
Mérida	86,226	93,309	8.2
Minatitlán	11,056	11,038	(0.2)
Oaxaca	44,126	36,879	(16.4)
Tapachula	18,941	15,526	(18.0)
Veracruz	69,277	71,597	3.3
Villahermosa	62,684	59,663	(4.8)
ASUR Total	1,535,491	1,521,881	(0.9)

*Note: Easter and Holy weeks during 2009 were in April, while in 2010 Holy week took place the last week of March and Easter week at the beginning of April.

About ASUR:
Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

 - END -

ASUR Page 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: May 4, 2010